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                      March 19, 2024

       John Ederer
       Chief Financial Officer
       Model N, Inc.
       777 Mariners Island Boulevard, Suite 300
       San Mateo, CA 94404

                                                        Re: Model N, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 001-35840

       Dear John Ederer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology
       cc:                                              Errol Hunter